
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

May 1, 2009

Via U S Mail and FAX [(727) 526-2990]

Mr. Benjamin C. Croxton
Chief Executive Officer and Chief Financial Officer
EClips Energy Technologies, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **Re: EClips Energy Technologies, Inc.**
> **Amendment No. 1 to Form 8-K for Item 4.01**
> **Filed April 23, 2009**
> **File No. 0-25097**

Dear Mr. Croxton:

We have reviewed your amendment and the information provided, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Amendment No. 1 to Form 8-K filed 4/23/08

1. Please amend the Form 8-K to clearly state in the last sentence in paragraph 1(b) that the report of Ferlita, Walsh & Gonzalez (FW&G) on the financial statements for the year ended December 31, 2006 included an explanatory paragraph expressing substantial doubt as to the Company's ability to continue as a going concern.

2. Please amend the Form 8-K to clearly disclose the reasons that you have filed two Exhibit 16 letters from FW&G.

3. We also note from the discussion in the penultimate paragraph in the second Exhibit 16 letter that FW&G is not associated with the Form 10-K filed on April 15, 2009 and that FW&G did not consent to the reissuance of its report for the year ended December 31, 2007. Further, we note that the audit report included on page F-1 of the Form 10-K for the fiscal year ended December 31, 2008 only opines on the fiscal 2008 financial statements and attributes the audit of the financial statements for the year ended December 31, 2007 to other auditors.

   (a)   Please tell us how the financial statements in your Form 10-K comply with the requirements of Rule 8-02 of Regulation S-X to provide audited financial statements for the two years ended December 31, 2008 or amend the filing to comply. If you are unable to obtain a reissued audit report on the December 31, 2007 financial statements, please immediately amend your 2008 Form 10-K to label the 2007 financial statements as unaudited and discuss management's plans to remedy the deficiency.

   (b)   Please have Randall N. Drake, CPA, PA explain what is meant by the sentence included in the introductory paragraph of his report "our opinion on the statement of operations, changes in stockholders' deficit and cash flows for the twelve month period ended December 31, 2008, insofar as it relates to amounts for the periods through December 31, 2007 is based solely on the report of other auditors" and similar wording in the opinion paragraph.

4. We reference the letter from Randall N. Drake dated April 21, 2009 included as Exhibit A to your response dated April 23, 2009. Please have Mr. Drake tell us the following:

- When he held communications with the predecessor auditor as required by AU 315.

- How he concluded that he did not need to send receivable confirmations pursuant to the guidance in paragraph 35 of AU 330.

- How he believes his alternative inventory procedures complied with the guidance in AU 331. In addition, tell us whether the company performed a physical count at December 31, 2008 that was observed by the predecessor auditor. If the predecessor did observe the physical count at December 31, 2007, please tell us whether Mr. Drake reviewed those workpapers.

- How he was able to audit income and expense balances by performing general analytical procedures. Please tell us whether any audit procedures, other than analytical procedures, were performed on the income and expense amounts.

- The procedures performed on the intangible asset balance, including whether he engaged his own valuation specialist to assist in reviewing the valuation methodology utilized as opposed to solely relying on the company's valuation. As part of these procedures, have Mr. Drake discuss the testing performed on the impairment realized in the income statement

- The nature of the procedures performed on the company's liability balances.

- How he was able to audit the property and equipment balances if he only verified the existence of the documentation for significant additions.

- When he held discussions with the Audit Committee.

Please file your response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeanne Bennett at (202) 551-3606. In her absence, you may call me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief